Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

 May 10, 2017

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Post-Effective Amendment Correction

Accession Number: 0001081400-17-000943 (File No. 333-74283/811-09255)

 Ladies and Gentlemen:

Please accept this letter as a request for the Commission's consent to disregard the Post-Effective Amendment Numbers of the above-captioned Post-Effective Amendment to the Registration Statement filed on Form 485(b) on May 10, 2017 (the "Registration Statement") for Wells Fargo Variable Trust (the "Trust") (Accession Number: 00001081400-17-000943).

This filing of Form 485(b) for the Trust was filed for the purpose of submitting the XBRL exhibit for the Funds, but as a result of an improperly tagged file, the interactive data did not properly render.

The 485(b) filing that will follow this correspondence will contain a corrected XBRL exhibit.

Please direct all inquiries to Maureen E. Towle at 617-210-3682.

Very truly yours,
\s\ Maureen E. Towle
Maureen E. Towle